

Natalie Stone · 2nd

Chief Operating Officer at HotelierCo

Denver Metropolitan Area · 500+ connections · **Contact info**

 **HotelierCo**

 **California State Univ**
San Bernardino

Experience



Chief Operating Officer

HotelierCo · Full-time

Jul 2020 – Present · 4 mos

WE ARE A FUND MANAGER.
WE ARE A DEVELOPMENT MANAGER AND SPONSOR.
WE'VE PARTNERED WITH BEST IN CLASS HOTELIERS.
WE'RE CREATING A NEW EDITION OF HOTEL LOYALTY.
WE'RE CREATING A NEW WAY OF BRANDING HOTELS.

Head Of Consulting

In a time of need · Full-time

Apr 2020 – Present · 7 mos



Vice President of Development

RLHC Red Lion Hotels Corporation

Aug 2015 – Apr 2020 · 4 yrs 9 mos
North America

Responsible for the growth of Red Lion Hotels Corporation upscale brands offerings.

Owner
Grand Hospitality Consultants
2010 – 2015 · 5 yrs
National
Specialized in assessing the performance of a company and create plans to improve their performance.
Create value for company assets by changing the future topline and bottom line results.
Working and training the operations, sales, digital marketing, and revenue managem ...see mor



Regional Sales Director
Extended Stay Hotels
2009 – 2012 · 3 yrs
Greater Denver Area

Team builder, train hotel staff on guest relations, hotel cleanliness, and operations.
Increased Market Share; Build Contracts; Increase Profitability
Work closely with groups and clients; Developed new local and national accounts
Maintain hotel's to established budget's; Established Sales Responsibilities and Dele ...see mor

Show 1 more experience ⌄

Education



California State University-San Bernardino
Business Administration, Management and Operations
Activities and Societies: Drama

Theatre Technician; Operated technical equipment and systems in the Performing arts and Entertainment theatres. As the Stage manager I would oversee performers, theatrical personne and production-related aspects of a performance including designers, operators, and supervisors. Awarded Regional Theatre create design award for two year.



Chaffey College
Associate's degree, Business Administration, Management and Operations

Licenses & certifications



Service Culture
Starwood Hotels & Resorts Worldwide, Inc.
Issued Nov 2014 · No Expiration Date

Hotel Sales and Marketing

Issued 2004 · No Expiration Date

Volunteer Experience

Animal Care

Animal Shelter

Jan 2005 – Present • 15 yrs 10 mos

Animal Welfare

Help clean and scrub kennels, feed and water, wash food and water dishes, tidy-up the adoption Room, sweep and mop floors and help with laundry.Overall walk and socialize the animals on the adoption floor. Sometimes asked to bathe and groom adoptable dogs.



